A/S 4/6/06

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SECURITI[barcode]SSION

06007815

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

NAME OF BROKER DEALER:

Computer Clearing Services, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 N. Brand Boulevard, Suite 1020
(No. and Street)

Glendale	**California**	**91203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard W. Barber, President & Chief Financial Officer **(818) 242-9333**
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor	**Los Angeles**	**California**	**90067**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard W. Barber, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Computer Clearing Services, ,as of December 31 , 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard W. Barber

Signature

President & Chief Financial Officer

Title

Vicki Myers

Notary Public

VICKI MYERS
Notary Public, State of Texas
My Commission Expires 09-19-06

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Computer Clearing Services, Inc.

Consolidated Statement of Financial Condition

December 31, 2005

Public Document

Index

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Stockholders of
Computer Clearing Services, Inc.

We have audited the following consolidated statement of financial condition of Computer Clearing Services, Inc. as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Computer Clearing Services, Inc. and subsidiary at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that Computer Clearing Services, Inc. will continue as a going concern. As more fully described in Note 1, the Company has transferred substantially all of its correspondent relationships. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 1. The financial statement does not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts of liabilities that may result from the outcome of this uncertainty.

BDO Seidman, LLP

Los Angeles, California
March 9, 2006

Computer Clearing Services, Inc.

Consolidated Statement of Financial Condition

December 31,		2005
Assets		
Cash	$	354,105
Cash segregated for regulatory purposes		1,034,228
Receivable from broker-dealers and clearing organizations		57,583
Receivable from customers, net of $48,026 reserve for uncollectible accounts		26,417
Securities owned, marketable at market value		2,081,644
Deposits with clearing organizations		1,050,000
Furniture and equipment, net of accumulated depreciation of $309,903		142,682
Other assets		1,381,673
Total assets	$	6,128,332
Liabilities and Stockholders' Equity		
Liabilities		
Payable to correspondents, broker-dealers, and clearing organizations		300,023
Payable to customers		277,030
Accounts payable and other accrued expenses		1,207,646
Correspondent deposits		50,903
Total liabilities		1,835,602
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value; 6,000,000 shares authorized; 5,728,000 shares issued and outstanding		28,126,355
Accumulated deficit		(23,833,625)
Total stockholders' equity		4,292,730
Total liabilities and stockholders' equity	$	6,128,332

See accompanying notes to consolidated statement of financial condition.

1. Organization and Nature of Business

Computer Clearing Services, Inc. ("CCS" or the "Company"), a majority owned subsidiary of Acument Holding, Inc. (formerly known as White Holdings) (the "Parent"), was incorporated on March 13, 1995, operates as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. In this capacity, it executes agency transactions for other broker-dealers (correspondents) on behalf of their customers.

In May 2005, the Company entered into an agreement with Penson Financial Services, Inc. ("Penson") for a sale of the Company's common stock. In contemplation of this acquisition, the CCS transferred approximately 43 correspondent relationships to Penson between August and October 2005. In January 2006, the Company amended the agreement, whereby Penson acquired substantially all of the assets, and certain liabilities of the Company. However, Penson may determine to purchase the Company's stock from its shareholders in the future to obtain use of significant net operating loss carry-forwards.

The accompanying consolidated financial statement has been prepared on a going concern basis, which reflects the realization of assets and the satisfaction of liabilities in the normal course of business. As noted in the preceding paragraph the Company transferred substantially all of its correspondent relationships, which was the primary source of its revenues. This condition raises substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon several factors, including, but not limited to generating sufficient cash flows to sustain operations. The accompanying consolidated financial statements do not include any adjustments relating to the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

1. Organization and Nature of Business (Continued)

The accompanying financial statements include the accounts of CCS and its wholly-owned subsidiary (collectively referred to as the "Company").

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities Owned

Marketable securities are valued at quoted market value and securities not readily marketable are valued at fair value as determined by the management of the Company. Fluctuations in market value (or fair value) are included in the statement of operations.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the underlying assets, which range from three to five years.

2. Significant Accounting Policies (Continued)

Receivables from and Payables to Customers

Customer receivable and payable amounts represent balances receivable from and payable to customers in connection with cash and margin transactions. Securities owned by customers are held as collateral for receivables, the value of which is not reflected in the consolidated financial statements.

Payables to Correspondents

Payables to correspondents represent balances in connection with commissions charged to the correspondents' customers on securities transactions, less the fees charged by the Company for clearing the securities transactions.

Correspondent Deposits

Correspondent deposits consist of deposits made by each correspondent and held by the Company as collateral to offset any balances owed to the Company, should the correspondent terminate its clearing relationship.

Income Taxes

For the year ended December 31, 2005, the Company and its subsidiary are included in the consolidated financial income tax return filed by the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. A valuation allowance for deferred tax assets is established based upon the potential realization of such assets.

2. Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimated Fair Value of Financial Instruments

Management believes the amount presented for financial instruments on the consolidated statement of financial condition, consisting of cash equivalents, receivable from and payable to customers and to broker-dealers and clearing organizations, securities owned and pledged, payable to correspondents, accounts payable and other accrued expenses, and line of credit is a reasonable estimate of fair value.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 123R "Share-Based Payment," a revision to SFAS No. 123. SFAS 123R replaces existing requirements under SFAS No. 123 and APB Opinion No. 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the fair value of those instruments on the date of grant, with limited exceptions. SFAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. SFAS 123R will be effective for the fiscal year beginning January 1, 2006. The Company does not expect the adoption of this pronouncement to have a material impact on its financial position.

2. Significant Accounting Policies (Continued)

In May 2005, the FASB issued SFAS 154, *Accounting Changes and Error Corrections,* which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS 154 will be effective for accounting changes made in the fiscal year beginning January 1, 2006. The Company does not expect the adoption of this pronouncement to have a material impact on its financial position.

3. Reserve Requirement

Cash segregated for regulatory purposes of $895,868 has been segregated in a special reserve bank account for the benefit of customers under Rule 15C3-3 of the Securities and Exchange Commission.

Several broker-dealers have chosen to maintain brokerage client accounts with the Company. To allow these broker-dealers to classify their assets held by the Company in their computation of net capital, the Company has agreed to perform a computation of reserve requirements for proprietary accounts of introducing brokers ("PAIB"). At December 31, 2005, the Company's PAIB reserve computation indicated that the Company's PAIB reserve requirement was $59,229. Cash segregated for PAIB purposes at December 31, 2005 was $138,360.

4. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers are generally collateralized by securities, which result from the Company's normal clearing activities and consist of the following:

December 31,		2005
Receivables:		
Due from broker-dealers	$	7,642
Securities failed to deliver		49,941
	$	57,583
Payables:		
Payable to correspondents	$	125,291
Securities failed to receive		128,874
Net settlement with clearing organizations		45,858
	$	300,023

5. Securities Owned

Marketable securities owned consist of trading and investment equity securities at market value.

6. Line of Credit

The Company had a committed and uncommitted bank line of credit under which the Company may borrow up to $20,000,000. The $20,000,000 line of credit from Bank of the West incurred interest at a variable rate and expired November 14, 2005. As of December 31, 2005, there was no outstanding loan under the Bank of the West line of credit.

7. Related-Party Transactions

On December 31, 2005, the Company had a receivable of $522 from White Pacific Securities and a payable of $317 to Glendale Securities for correspondent transactions.

8. Income Taxes

As of December 31, 2005, the Company had a tax benefit of approximately $5.2 million relating to tax losses that may be used by the Parent, expiring through 2024, to offset any future operating income in the consolidated income tax return. However, at December 31, 2005, the resulting deferred tax asset was fully reserved, as realization depends on the Parent's ability to generate future consolidated taxable income. As a result, there is no income tax asset recorded in the accompanying consolidated statement of operations. The primary difference between the effective income tax rate and federal statutory rate relates to the valuation reserve against the deferred tax asset.

9. Commitments and Contingencies

Operating Lease Commitments

The Company leases office facilities and equipment under noncancelable operating leases through 2010. Aggregate minimum commitments under these leases are as follows:

Year ending December 31,	Operating Leases
2006	$ 472,049
2007	431,535
2008	422,767
2009	418,585
2010	138,719
Total future minimum lease payments	$ 1,883,655

Litigation

The Company has been named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these transactions will not have a material effect on its financial position or results of its operations.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions as defined. At December 31, 2005, the Company had net capital of $1,999,774, which was $1,749,774 in excess of required net capital.

11. Off Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

11. Off Balance Sheet Risk (Continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.